

July 3, 2014

<u>Via E-mail</u>
Shawn Leon
Chief Executive Officer
Greenestone Healthcare Corporation
5734 Yonge Street, Suite 300
North York, Ontario, Canada M2M 4E7

> **Re:** **Greenestone Healthcare Corporation**
> **Item 4.01 Form 8-K**
> **Filed June 30, 2014**
> **File No. 000-15078**

Dear Mr. Leon:

We have reviewed your filing and have the following comment.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01</u>

1. Please amend your Form 8-K to include the required letter from your former accountant stating whether the accountant agrees with the statements in your Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief